UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

                                                            or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2016

Hamilton National Income Trust, Inc.

(Exact name of issuer as specified in its charter)

Maryland	47-4297255
State or other jurisdiction of incorporation or organization	(I.R.S. Employer
Identification No.)

1985 Cedar Bridge Avenue, Suite 1 Lakewood, New Jersey 08701

(Full mailing address of principal executive offices)

(732) 367-0129

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

From inception to June 30, 2016, we have not started our plan of operation and have not generated any revenue. As of June 30, 2016, the Company had cash of $205,000 and liabilities of $5,000. SAYT Master Holdco LLC (‘‘SAYT’’), an affiliate of the Company’s sponsor, has agreed to pay the Company’s organization and offering costs and as such, for the period commencing on June 17, 2015 (date of inception) through June 30, 2016, the Company had no expenses. For the period commencing on January 1, 2016 through June 30, 2016 SAYT has incurred $1.0 million for the Company’s organization and offering costs.

Liquidity and Capital Resources

Other than as described herein, the Company has no other plans, arrangements or commitments to raise funds outside this Offering. As of June 30, 2016, the Company had cash of $205,000.

Plan of Operation

The Company is in the process of raising capital to commence its operations. The Company will seek to originate, acquire and manage a portfolio of real estate-related investments. The Company may invest in first lien mortgage loans, second lien mortgage loans, mezzanine loans, bridge loans and preferred equity interests, in each case with a focus on investments intended to finance development or redevelopment opportunities. The Company may also invest in debt securities related to real estate assets.

Trend Information

From inception to June 30, 2016, we have not started our plan of operation and have not generated any revenue, as such this section is not applicable.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO FINANCIAL STATEMENTS

HAMILTON NATIONAL INCOME TRUST, INC.

ITEM 3 – FINANCIAL STATEMENTS CONTINUED

HAMILTON NATIONAL INCOME TRUST, INC.

BALANCE SHEETS

	June 30, 2016	December 31, 2015
	(unaudited)
Asset
Cash	$205,000	$199,835
Due from related party	-	165
Total Assets	$205,000	$200,000

Liabilities and Stockholder’s Equity
Advances from investors	$5,000	$-
Total Liabilities	$5,000	$-

Commitments and Contingencies

Stockholder’s equity:
Common stock, $0.01 par value; 20,000 shares authorized, 20,000 shares issued and outstanding	$200	$200
Additional paid-in-capital	199,800	199,800
Total stockholder’s equity	$200,000	$200,000

Total Liabilities and Stockholder’s Equity	$205,000	$200,000

The accompanying notes are an integral part of these financial statements.

ITEM 3 – FINANCIAL STATEMENTS CONTINUED

HAMILTON NATIONAL INCOME TRUST, INC

INCOME STATEMENTS

(Unaudited)

	For the Six Months Ended June 30, 2016	For the Period June 17, 2015 (date of inception) through June 30, 2015

Income	$-	$-
Expenses	-	-
Net Income (Loss)	$-	$-

The accompanying notes are an integral part of these financial statements.

ITEM 3 – FINANCIAL STATEMENTS CONTINUED

HAMILTON NATIONAL INCOME TRUST, INC

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30, 2016	For the Period June 17, 2015 (date of inception) through June 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES

Adjustments to reconcile net cash used in operating activities:
Changes in assets and liabilities:
Decrease in due from related party	$165	$-
Net cash provided by operating activities	$165	$-

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of common stock	$-	$200,000
Increase in advances from investors	5,000	-
Net cash provided by financing activities	$5,000	$200,000

Net change in cash	$5,165	$200,000
Cash, beginning of period	199,835	-
Cash, end of period	$205,000	$200,000

The accompanying notes are an integral part of these financial statements.

ITEM 3 – FINANCIAL STATEMENTS CONTINUED

HAMILTON NATIONAL INCOME TRUST, INC

Notes to Financial Statements

1. Organization

Hamilton National Income Trust, Inc. (the ‘‘Hamilton Fund’’), is a Maryland corporation incorporated on June 17, 2015 that intends to elect to qualify and be taxed as a real estate investment trust (‘‘REIT’’) for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2016, or its first year of material operations.

The Hamilton Fund, together with any of its subsidiaries that may exist from time to time are collectively referred to as the ‘‘Company’’ and the use of ‘‘we,’’ ‘‘our,’’ ‘‘us’’ or similar pronouns refers to Hamilton Fund or the Company as required by the context in which such pronoun is used. As of June 30, 2016, there were no subsidiaries that existed.

The Hamilton Fund sold 20,000 Common Shares to Hamilton National Income Trust LLC, a Delaware limited liability company (the ‘‘Advisor’’), an entity majority owned by David Lichtenstein, on June 18, 2015, for $10.00 per share. Mr. Lichtenstein does business as the Lightstone Group (the “Sponsor”) and majority owns the limited liability company of that name. Subject to the oversight of the Company’s board of directors (the ‘‘Board of Directors’’), the Advisor has primary responsibility for making investment decisions and managing the Company’s day-to-day operations. Mr. Lichtenstein also acts as the Company’s Chairman and Chief Executive Officer. As a result, he exerts influence over but does not control the Hamilton Fund.

The Company’s registration statement on Form 1-A (the ‘‘Offering’’) pursuant to which it is offering to sell up to 50,000,000 shares of its common stock, par value $0.01 per share (which may be referred to herein as ‘‘shares of common stock’’ or as ‘‘Common Shares’’) for an initial public offering price of $10.00 per share, was declared effective by the Securities and Exchange Commission (the “SEC”) on May 13, 2016 as a ‘‘Tier 2’’ offering pursuant to Regulation A promulgated under the Securities Act of 1933, as amended.

2. Summary of Significant Accounting Policies

The accompanying unaudited interim financial statements include all adjustments (consisting only of normal recurring adjustments) and accruals necessary in the judgment of management for a fair presentation of the results for the periods presented. The accompanying unaudited financial statements of the Hamilton National Income Trust Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘GAAP’’). GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during a reporting period. Actual results could differ from these estimates.

Cash

The term “cash,” as used in the accompanying financial statements, includes currency on hand and checking, saving, and money market accounts held with financial institutions. Interest bearing and non-interest bearing accounts held in an insured institution are aggregated and guaranteed by the Federal Deposit Insurance Corporation up to $250,000. The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant liquidity risk.

Advances from Investors

The Company requires cash deposits from prospective investors in anticipation of issuing shares as part of the offering. As the issuing of shares is contingent on meeting a minimum offering proceeds of $2 million, the advances are refundable and, accordingly are included as a component of liability.

Income Taxes

As of June 30, 2016, the Company is subject to federal income taxes as a regular (subchapter C) corporation. The Company intends to elect to be taxed as a REIT commencing with the taxable year ended December 31, 2016 or its first year of material operations. If the Company qualifies as a REIT, it generally will not be subject to U.S. federal income tax on its net taxable income that it distributes to its stockholders. To maintain its REIT qualification, the Company must meet a number of organizational and operational requirements, including a requirement that it annually distribute to its stockholders at least 90% of its REIT taxable income (which does not equal net income, as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding any net capital gain. If the Company fails to remain qualified for taxation as a REIT in any subsequent year and does not qualify for certain statutory relief provisions, its income for that year will be taxed at regular corporate rates, and it may be precluded from qualifying for treatment as a REIT for the four-year period following its failure to qualify as a REIT. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders.

Additionally, even if the Company qualifies as a REIT, it may still be subject to some U.S. federal, state and local taxes on its income and property and to U.S. federal income taxes and excise taxes on its undistributed income.

As of June 30, 2016 the Company had no material uncertain income tax positions.

Organization and Offering Costs

Organization and offering costs include all the expenses incurred in connection with the Offering. SAYT Master Holdco LLC (‘‘SAYT’’), an affiliate of the Company’s sponsor, has agreed to pay the Company’s organization and offering costs.

Organization and offering costs include all costs and expenses in connection with the Company’s formation and the offering, including the Company’s legal, accounting, printing, mailing and filing fees, amounts to reimburse the Advisor for its portion of the salaries of the employees of its affiliates who provide services to the Advisor, and other costs in connection with administrative oversight of such offering and the marketing process, such as preparing supplemental sales materials, holding educational conferences and attending retail seminars.

For the period January 1, 2016 through June 30, 2016, SAYT has incurred $1.0 million for the Company’s organization and offering costs. For the period June 17, 2015 (date of inception) through June 30, 2015, SAYT has incurred $176,000 for the Company’s organization and offering costs

New Accounting Pronouncements

In January 2016, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update that eliminates the requirement for public business entities to disclose the method and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet and is effective for periods beginning after December 15, 2017 and early adoption is not permitted. This guidance will not have a material impact on the Company’s financial statements.

In May 2014, the FASB issued an accounting standards update that completes the joint effort by the FASB and International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for GAAP and International Financial Reporting Standards. The update applies to all companies that enter into contracts with customers to transfer goods or services and is effective for us for interim and annual reporting periods beginning after December 15, 2016. Early application is not permitted and companies have the choice to apply the update either retrospectively to each reporting period presented or by recognizing the cumulative effect of applying the update at the date of initial application (January 1, 2017) and not adjusting comparative information. In August 2015, the FASB decided to delay the effective date of the new revenue standard by one year. The Company does not expect the adoption of this standard to have a material impact on our financial position, results of operations or cash flows.

The Company has reviewed and determined that other recently issued accounting pronouncements will not have a material impact on its financial position, results of operations and cash flows, or do not apply to its current operations.

3. Stockholder’s Equity

Preferred Stock

The Company’s Second Articles of Amendment and Restatement (the ‘‘Charter’’), authorizes the Company’s Board of Directors to designate and issue one or more classes or series of preferred stock without approval of the holders of Common Shares. As of June 30, 2016, the Board of Directors has not authorized any shares of preferred stock. Prior to the issuance of shares of each class or series, the Board of Directors will be required by Maryland law and by the charter to set, subject to the charter restrictions on ownership and transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences and privileges attributable to Common Shares. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company. As of June 30, 2016, the Company had no issued or outstanding shares of preferred stock. The Company’s Board of Directors has no present plans to issue preferred stock, but may do so at any time in the future without stockholder approval.

Common Shares

Subject to the restrictions on ownership and transfer of stock contained in the Company’s charter and except as may otherwise be specified in the charter, the holders of Common Shares will be entitled to one vote per Common Share on all matters submitted to a stockholder vote, including the election of the Company’s directors. There will be no cumulative voting in the election of directors. Therefore, the holders of a majority of outstanding Common Shares will be able to elect the Company’s entire Board of Directors.

Except as the Company’s charter may provide with respect to any class or series of preferred stock that the Company may issue in the future, the holders of Common Shares will possess exclusive voting power.

Holders of Common Shares will be entitled to receive such distributions as authorized from time to time by the Company’s Board of Directors and declared out of legally available funds, subject to any preferential rights of any preferred stock that the Company issues in the future. In any liquidation, each outstanding Common Share will entitle its holder to share (based on the percentage of Common Shares held) in the assets that remain after the Company pays its liabilities and any preferential distributions owed to preferred stockholders. Holders of Common Shares will not have preemptive rights, which means that there will be no automatic option to purchase any new Common Shares that the Company issues, nor will holders of Common Shares have any preference, conversion, exchange, sinking fund or redemption rights. Holders of Common Shares will not have appraisal rights unless the Board of Directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to a particular transaction or all transactions occurring after the date of such determination in connection with which holders of such Common Shares would otherwise be entitled to exercise appraisal rights. Common Shares will be nonassessable by the Company upon its receipt of the consideration for which the Board of Directors authorized their issuance.

Under the charter, the Company will not be able to make certain material changes to its business form or operations without the approval of stockholders holding at least a majority of the shares of our stock entitled to vote on the matter. The Company had 20,000 shares of common stock outstanding as of June 30, 2016 and December 31, 2015, all held by our Advisor.

4. Related Party Transaction and Other Arrangements

Distribution Support Agreement

On December 17, 2015, the Company and SAYT, an affiliate of our Sponsor, majority owned by David Lichtenstein, entered into a Distribution Support Agreement (the “DSA”) pursuant to which SAYT has agreed to pay all of the Company’s organization and offering costs until the earlier of the five-year anniversary of the initial closing of the Offering or such time as SAYT purchases an aggregate of $15,000,000 in Common Shares. For the period January 1, 2016 through June 30, 2016 SAYT has incurred $1 million for the Company’s organization and offering costs.

Prior to entering into the DSA (the period June 17, 2015 (date of inception) through December 17, 2015), the Company was paying organization and offering costs which were periodically reimbursed by SAYT. During this period, SAYT reimbursed the Company $0.4 million under the DSA for these organization and offering costs. As of December 31, 2015, the remaining balance of $165 due to the Company from SAYT for organization and offering costs is included on the Balance Sheet in due from related party which was received during the period in 2016.

Distribution Support Commitment

In order to provide stockholders with distributions before the Company has acquired a substantial portfolio of income producing investments, SAYT has agreed in the DSA to purchase additional Common Shares to support the Company’s quarterly distribution payments (the ‘‘Distribution Support Commitment’’). The Distribution Support Commitment will be in place for the same term as the DSA disclosed above and the amount that the affiliate is obligated to contribute pursuant to the Distribution Support Commitment in any quarter is an amount equal to a 6% cumulative, non-compounded annual return on and of stockholders’ invested capital prorated for such quarter. If Modified Funds From Operations (‘‘MFFO’’) in any calendar quarter during the distribution support period is less than the amount that would produce a 6% annualized return, then SAYT will purchase Common Shares following the end of such quarter at the then net asset value (‘‘NAV’’) per share for an aggregate purchase price equal to the amount by which MFFO for such quarter is less than the 6% annualized amount up to an aggregate of $15,000,000.

5. Commitments and Contingencies

Legal Proceedings

From time to time in the ordinary course of business, the Company may become subject to legal proceedings, claims or disputes.

6. Subsequent Events

Subsequent to June 30, 2016 and through September 26, 2016 the Company had additional investor advances in the amount of $65,000.

Item 4.	Exhibits

Exhibit Number	Description
2.1	Second Articles of Amendment & Restatement (incorporated by reference to Exhibit 2.1 of the Company’s Offering Circular on Form 1-A/A (File No. 024-10508) filed with the SEC on February 9, 2016).

2.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 of the Company’s Offering Circular on Form 1-A (File No. 024-10508) filed with the SEC on December 21, 2015).

4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 of the Company’s Offering Circular on Form 1-A (File No. 024-10508) filed with the SEC on December 21, 2015).

6.1	Amended and Restated Advisory Agreement, dated as of December 17, 2015, between the Company and Hamilton National Income Trust LLC (incorporated by reference to Exhibit 6.1 of the Company’s Offering Circular on Form 1-A (File No. 024-10508) filed with the SEC on December 21, 2015).

6.2	Distribution Support Agreement, dated as of December 17, 2015, between the Company and SAYT Master Holdco LLC (incorporated by reference to Exhibit 6.2 of the Company’s Offering Circular on Form 1-A (File No. 024-10508) filed with the SEC on December 21, 2015).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hamilton National Income Trust, Inc

By:	/s/ David Lichtenstein
David Lichtenstein
Chief Executive Officer and Chairman of the Board of Directors

Date: September 28, 2016

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ David Lichtenstein
David Lichtenstein
Chairman and Chief Executive Officer (Principal Executive Officer)

Date: September 28, 2016

By:	/s/ Donna Brandin
Donna Brandin
Chief Financial Officer and Treasurer (Principal Accounting and Financial Officer)

Date: September 28, 2016